Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated May 11, 2026 Supplementing the Preliminary Prospectus Supplement dated May 11, 2026
Registration Statement No. 333-279084-01
333-279084

PRICING TERM SHEET
Becton Dickinson Euro Finance S.à r.l.
€600,000,000 3.855% Notes due 2033
(the “Notes”)

Fully and Unconditionally Guaranteed by
Becton, Dickinson and Company

Issuer:	Becton Dickinson Euro Finance S.à r.l. (the “Company”)

Guarantor:	Becton, Dickinson and Company (the “Guarantor”)

Aggregate Principal Amount Offered:	€600,000,000

Maturity Date:	May 20, 2033

Trade Date:	May 11, 2026

Settlement Date:	May 20, 2026 (T+7)*

Type of Offering:	SEC Registered

Coupon (Interest Rate):	3.855%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.400%

Yield to Maturity:	3.855%

Spread to Benchmark German Government Security:	+100.9 basis points
Benchmark German Government Security:	2.300% DBR due February 15, 2033

Benchmark German Government Security Price/Yield:	96.680% / 2.846%

Mid-Swap Yield:	2.925%

Spread to Mid-Swap Yield:	+93 basis points

Interest Payment Dates:	Annually, May 20, commencing May 20, 2027

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time prior to February 20, 2033 (three months prior to the maturity date), at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after February 20, 2033 (three months prior to the maturity date), the Notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of a Taxing Jurisdiction (as defined in the preliminary prospectus supplement), or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” the Company will be required to make an offer to each holder of the outstanding Notes to repurchase all or any portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Form/Clearing Systems:	The Notes will be issued only in registered, book-entry form. There will be a global Note for each series of Notes deposited with a common safekeeper for Euroclear and Clearstream.

Listing:	Application will be made to have the Notes listed on the New York Stock Exchange.

New Safekeeping Structure:	Yes, and the notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations

MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels)

UK MiFIR Product Governance:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels)

PRIIPs:	No EEA PRIIPs key information document (KID) or UK PRIIPs KID/CCI product summary has been prepared as not available to retail in EEA or UK.

Common Code/ISIN:	336884934 / XS3368849348

Denominations:	€100,000 x €1,000

Stabilization:	ICMA/FCA

Joint Book-Running Managers:	Barclays Bank PLC (Stabilization Manager) BNP PARIBAS Goldman Sachs & Co. LLC Morgan Stanley & Co. International plc

Passives:	MUFG Securities (Europe) N.V. Scotiabank (Ireland) Designated Activity Company U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc.
Banco Santander, S.A.
ING Bank N.V., Belgian branch
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
TD Global Finance unlimited company

*
Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Guarantor and the Issuer have filed a registration statement with the SEC (including a prospectus and a preliminary prospectus supplement), for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Guarantor and the Issuer have filed with the SEC for more complete information about the Guarantor, the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC toll-free at +1 888-603-5847, BNP PARIBAS toll-free at +44 0-20-7595-8222, Goldman Sachs & Co. LLC toll-free at +1-866-718-1649 or Morgan Stanley & Co. International plc toll-free at +1-866-718-1649.
This pricing term sheet supplements the preliminary prospectus supplement dated May 11, 2026 relating to the prospectus dated May 11, 2026.  Capitalized terms used in this term sheet but not defined herein have the meanings given to them in the preliminary prospectus supplement.
MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) and no UK disclosure document required by DISC have been prepared as the notes are not available to retail in EEA or UK.
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